82-3172

DBS

05011441

September 01, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
SEP 23 2005
WASH. D.C. 190 SECTION

Dear Sirs

SUPPL

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

PROCESSED
SEP 26 2005
THOMSON
FINANCIAL

dlw 9/26

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,600 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,496,392,195 1,600 1,496,393,795	1,496,392,195 1,600 1,496,393,795	Before Exercise Less Exercise After Exercise	44,236,666 (1,600) 44,235,066

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : September 01, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,600	$12.27	$19,632.00	
1,600	Total value of shares exercised =	$19,632.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors

Place of Meeting :

Date of Meeting: (dd/mm/yyyy)

Resolution Type : Director's

Description :
(max 2000 characters)

Attachment :
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1600		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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SEC MAIL PROCESSING SECTION RECEIVED SEP 23 2005 WASHINGTON D.C. 190

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
B424919	NARONG PREEDANAN	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * B424919 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * NARONG PREEDANAN

Nationality : * THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 4/103, MOO 2 LARDPHRAO ROAD, KHET LARDPHRAO

BANGKOK, 10230 THAILAND

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/09/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	1.00		
Amount of Authorised Share Capital :	5000000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	1496393795.00	86084215.00	0.00
Amount of Paid-up Share Capital :	1496393795.00	86084215.00	0.00

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001383776A

Transaction No.	Company Registration No.	Company Name
C050433768	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001383776A

Date/Time : 01/09/2005 09:13

Transaction No : C050433768

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 519.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,393,795	1,496,393,795	Before Exercise	44,235,066
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	5,000	5,000	Less Exercise	(5,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,398,795	1,496,398,795	After Exercise	44,230,066

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : September 01, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S00047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S7012073I	YEE CHONG KEONG	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allotteee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7012073I [Retrieve Details]

Identification Type : * NRIC

Name : * YEE CHONG KEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 321108 [Retrieve Address]

Block/House No. : 108

Street Name : **MCNAIR ROAD**

Unit : # 13 - 305

Building/Estate Name : **TOWNER HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496398795.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496398795.00**	**86084215.00**	**0.00**

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001383785A

Transaction No.	Company Registration No.	Company Name
C050433777	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001383785A	Date/Time : 01/09/2005 09:18
Transaction No	: C050433777	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 509.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 37,620 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,496,398,795 37,620 1,496,436,415	1,496,398,795 37,620 1,496,436,415	Before Exercise Less Exercise After Exercise	44,230,066 (37,620) 44,192,446

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : September 01, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
37,620	$10.40	$391,248.00	
37,620	Total value of shares exercised =	$391,248.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	37620		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
710866866	RICHARD BRIAN ANDERSON	Individual
E497003	CHUENJIT POTRANUN	Individual
K226025(5)	CHOW TAN LING	Individual
S7012073I	YEE CHONG KEONG	Individual

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E497003 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHUENJIT POTRANUN

Nationality : * THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 55/12 PHETKASAM ROAD TAPRA BANGKOKVAI
BANGKOK 10600 THAILAND

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/09/2005 (dd/mm/yyyy)

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * 710866866 Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * RICHARD BRIAN ANDERSON

Nationality : * AMERICAN (503)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268851 Retrieve Address

Block/House No. : 72

Street Name : **FARRER ROAD**

Unit : # 01 - 03

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 30060

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/09/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7012073I [Retrieve Details]

Identification Type : * NRIC

Name : * YEE CHONG KEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 321108 [Retrieve Address]

Block/House No. : 108

Street Name : **MCNAIR ROAD**

Unit : # 13 - 305

Building/Estate Name : **TOWNER HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3660

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/09/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * K226025(5) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHOW TAN LING

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 49G, TOWER 5, OCEAN SHORES T.K.O

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/09/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496436415.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496436415.00**	**86084215.00**	**0.00**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001383819A

Transaction No.	Company Registration No.	Company Name
C050433815	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001383819A

Date/Time : 01/09/2005 09:35

Transaction No : C050433815

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 499.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,710 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,496,436,415 1,710 1,496,438,125	1,496,436,415 1,710 1,496,438,125	Before Exercise Less Exercise After Exercise	44,192,446 (1,710) 44,190,736

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham — Authorised Signature : ....

Designation : Assistant Secretary — Date : September 01, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,710	$14.73	$25,188.30	
1,710	Total value of shares exercised =	$25,188.30	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1710		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S7012073I	YEE CHONG KEONG	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7012073I [Retrieve Details]

Identification Type : * NRIC

Name : * YEE CHONG KEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 321108 [Retrieve Address]

Block/House No. : 108

Street Name : **MCNAIR ROAD**

Unit : # 13 - 305

Building/Estate Name : **TOWNER HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1710

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/09/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496438125.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496438125.00**	**86084215.00**	**0.00**

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PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001383846A

Transaction No.	Company Registration No.	Company Name
C050433841	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001383846A

Date/Time : 01/09/2005 09:41

Transaction No : C050433841

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 489.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 26,760 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,496,498,427 26,760 1,496,525,187	1,496,498,427 26,760 1,496,525,187	Before Exercise Less Exercise After Exercise	44,130,434 (26,760) 44,103,674

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui — Authorised Signature : ....

Designation : Assistant Secretary — Date : September 07, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
26,760	$10.40	$278,304.00	
26,760	Total value of shares exercised =	$278,304.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors

Place of Meeting :

Date of Meeting: (dd/mm/yyyy)

Resolution Type : Director's

Description :
(max 2000 characters)

Attachment :
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26760		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0157507D	HO KUM KOON	Individual
S0158023Z	KWIK SAM AIK	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0157507D [Retrieve Details]

Identification Type : * NRIC

Name : * HO KUM KOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 579727 [Retrieve Address]

Block/House No. : 10H

Street Name : **BRADDELL HILL**

Unit : # 11 - 32

Building/Estate Name : **BRADDELL VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2760

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **S0158023Z**

Identification Type : * **NRIC**

Name : * KWIK SAM AIK

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : *
- ○ Local
- ● Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 16/F, MAN YEE BLDG, 68 DES VOEUX ROAD
CENTRAL, HONG KONG

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		24000	24000

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

Save Reset Delete Back

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496525187.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496525187.00**	**86084215.00**	**0.00**

7/9

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PAYMENTS

Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/09/2005

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001391586A

Transaction No.	Company Registration No.	Company Name
C050441814	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001391586A

Date/Time : 07/09/2005 10:55

Transaction No : C050441814

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 364.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 750 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,525,187	1,496,525,187	Before Exercise	44,103,674
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	750	750	Less Exercise	(750)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,525,937	1,496,525,937	After Exercise	44,102,924

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : September 07, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
750	$14.73	$11,047.50	
750	Total value of shares exercised =	$11,047.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

biz FILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors

Place of Meeting :

Date of Meeting: (dd/mm/yyyy)

Resolution Type : Director's

Description :
(max 2000 characters)

Attachment :
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	750		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0157507D	HO KUM KOON	Individual

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0157507D [Retrieve Details]

Identification Type : * NRIC

Name : * HO KUM KOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 579727 [Retrieve Address]

Block/House No. : 10H

Street Name : **BRADDELL HILL**

Unit : # 11 - 32

Building/Estate Name : **BRADDELL VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 750

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/09/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496525937.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496525937.00**	**86084215.00**	**0.00**

7/9

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/09/2005

Submit Cancel

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001391622A

Transaction No.	Company Registration No.	Company Name
C050441844	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001391622A

Date/Time : 07/09/2005 11:03

Transaction No : C050441844

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 354.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

DBS

September 08, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,525,937	1,496,525,937	Before Exercise	44,102,924
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,000	2,000	Less Exercise	(2,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,527,937	1,496,527,937	After Exercise	44,100,924

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : September 08, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$15.30	$30,600.00	
2,000	Total value of shares exercised =	$30,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description :
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	14.30		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2166473A	WONG SIEW LIEN	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2166473A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG SIEW LIEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
(●) Local
( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708 [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : # -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/09/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496527937.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496527937.00**	**86084215.00**	**0.00**

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PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001393239A

Transaction No.	Company Registration No.	Company Name
C050443501	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001393239A

Date/Time : 08/09/2005 10:11

Transaction No : C050443501

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 344.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,527,937	1,496,527,937	Before Exercise	44,100,924
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	2,000	2,000	Less Exercise	(2,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,529,937	1,496,529,937	After Exercise	44,098,924

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature : ....

Date : September 08, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$14.73	$29,460.00	
2,000	Total value of shares exercised =	$29,460.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1587503H	HO LOON KHWAN	Individual

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1587503H [Retrieve Details]

Identification Type : * NRIC

Name : * HO LOON KHWAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 380057 [Retrieve Address]

Block/House No. : 57

Street Name : **SIMS DRIVE**

Unit : # 12 - 1131

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496529937.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496529937.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/09/2005

Submit Cancel

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001393262A

Transaction No.	Company Registration No.	Company Name
C050443523	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001393262A

Date/Time : 08/09/2005 10:18

Transaction No : C050443523

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 334.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

September 09, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,496,529,937 4,000 1,496,533,937	1,496,529,937 4,000 1,496,533,937	Before Exercise Less Exercise After Exercise	44,098,924 (4,000) 44,094,924

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham   Authorised Signature : ....

Designation : Assistant Secretary   Date : September 09, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$14.73	$58,920.00	
4,000	Total value of shares exercised =	$58,920.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: (dd/mm/yyyy)

Resolution Type : * Director's

Description :
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | [illegible] | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0201412B	CECILIA LEE	Individual
S1596120A	THAM YUK HANG	Individual
S1816765D	LAU KOK HUI BETTY	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0201412B [Retrieve Details]

Identification Type : * NRIC

Name : * CECILIA LEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807440 [Retrieve Address]

Block/House No. : 91

Street Name : **SARACA ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1816765D [Retrieve Details]

Identification Type : * NRIC

Name : * LAU KOK HUI BETTY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259313 [Retrieve Address]

Block/House No. : 2

Street Name : **EWE BOON ROAD**

Unit : # 18 - 02

Building/Estate Name : **PRINCETON, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : Company / Foreign Branch [Search]

Registration No. : [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1596120A [Retrieve Details]

Identification Type : * NRIC

Name : * THAM YUK HANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 120340 [Retrieve Address]

Block/House No. : 340

Street Name : **CLEMENTI AVENUE 5**

Unit : # 07 - 232

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496533937.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496533937.00**	**86084215.00**	**0.00**

PAYMENTS

Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	09/09/2005

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001394834A

Transaction No.	Company Registration No.	Company Name
C050445199	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001394834A

Date/Time : 09/09/2005 08:50

Transaction No : C050445199

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 324.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,220 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,496,533,937 2,220 1,496,536,157	1,496,533,937 2,220 1,496,536,157	Before Exercise Less Exercise After Exercise	44,094,924 (2,220) 44,092,704

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : September 09, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,220	$10.40	$23,088.00	
2,220	Total value of shares exercised =	$23,088.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors

Place of Meeting :

Date of Meeting: (dd/mm/yyyy)

Resolution Type : Director's

Description :
(max 2000 characters)

Attachment :
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2220		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0201412B	CECILIA LEE	Individual
S1230703I	SEE-TOH WAI KEONG	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1230703I [Retrieve Details]

Identification Type : * NRIC

Name : * SEE-TOH WAI KEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 437966 [Retrieve Address]

Block/House No. : 182

Street Name : **MEYER ROAD**

Unit : # -

Building/Estate Name : **SEA VIEW PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2060

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0201412B [Retrieve Details]

Identification Type : * NRIC

Name : * CECILIA LEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807440 [Retrieve Address]

Block/House No. : 91

Street Name : **SARACA ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 160

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496536157.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496536157.00**	**86084215.00**	**0.00**

bizFILE

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	09/09/2005

Submit Cancel

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001394838A

Transaction No.	Company Registration No.	Company Name
C050445203	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001394838A

Date/Time : 09/09/2005 08:56

Transaction No : C050445203

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 314.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 780 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,496,536,157 780 1,496,536,937	1,496,536,157 780 1,496,536,937	Before Exercise Less Exercise After Exercise	44,092,704 (780) 44,091,924

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham — Authorised Signature : ....

Designation : Assistant Secretary — Date : September 09, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
780	$14.73	$11,489.40	
780	Total value of shares exercised =	$11,489.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	780		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0201412B	CECILIA LEE	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0201412B [Retrieve Details]

Identification Type : * NRIC

Name : * CECILIA LEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807440 [Retrieve Address]

Block/House No. : 91

Street Name : **SARACA ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 780

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496536937.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496536937.00**	**86084215.00**	**0.00**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	09/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001394842A

Transaction No.	Company Registration No.	Company Name
C050445210	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001394842A

Date/Time : 09/09/2005 08:59

Transaction No : C050445210

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 304.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 18,322 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,480,105	1,496,480,105	Before Exercise	44,148,756
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	18,322	18,322	Less Exercise	(18,322)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,498,427	1,496,498,427	After Exercise	44,130,434

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui | Authorised Signature : ....

Designation : Assistant Secretary | Date : September 07, 2005

Enclosures
- A copy of the *Return of Allotment* filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
18,322	$14.73	$269,883.06	
18,322	Total value of shares exercised =	$269,883.06	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors

Place of Meeting :

Date of Meeting: (dd/mm/yyyy)

Resolution Type : Director's

Description :
(max 2000 characters)

Attachment :
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18322		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1179160C	WONG PECK SIM	Individual
S1327888A	CHONG SUH KIEN ROSE	Individual
S1361114I	CHAN PETER	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1327888A [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 [Retrieve Address]

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1361114I [Retrieve Details]

Identification Type : * NRIC

Name : * CHAN PETER

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 467833 [Retrieve Address]

Block/House No. : 31

Street Name : **LIMAU GROVE**

Unit : # -

Building/Estate Name : **LIMAU GROVE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2322

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allotee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1179160C [Retrieve Details]

Identification Type : * NRIC

Name : * WONG PECK SIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248677 [Retrieve Address]

Block/House No. : 12

Street Name : **ONE TREE HILL**

Unit : # 01 - 04

Building/Estate Name : **ONE TREE HILL GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/09/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496498427.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496498427.00**	**86084215.00**	**0.00**

7/9

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PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001391443A

Transaction No.	Company Registration No.	Company Name
C050441654	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001391443A

Date/Time : 07/09/2005 10:14

Transaction No : C050441654

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 374.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,496,462,925 5,000 1,496,467,925	1,496,462,925 5,000 1,496,467,925	Before Exercise Less Exercise After Exercise	44,165,936 (5,000) 44,160,936

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham   Authorised Signature : ....

Designation : Assistant Secretary   Date : September 06, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1104623A	LIM KING SENG	Individual
S1596120A	THAM YUK HANG	Individual
S1816765D	LAU KOK HUI BETTY	Individual
S6860876G	ALEX BART BOK	Individual

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1596120A [Retrieve Details]

Identification Type : * NRIC

Name : * THAM YUK HANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 120340 [Retrieve Address]

Block/House No. : 340

Street Name : **CLEMENTI AVENUE 5**

Unit : # 07 - 232

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/09/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1104623A [Retrieve Details]

Identification Type : * NRIC

Name : * Lim King Seng

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426105 [Retrieve Address]

Block/House No. : 90

Street Name : **LORONG H TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/09/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1816765D [Retrieve Details]

Identification Type : * NRIC

Name : * LAU KOK HUI BETTY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259313 [Retrieve Address]

Block/House No. : 2

Street Name : **EWE BOON ROAD**

Unit : # 18 - 02

Building/Estate Name : **PRINCETON, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/09/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6860876G [Retrieve Details]

Identification Type : * NRIC

Name : * ALEX BART BOK

Nationality : * DUTCH, NETHERLANDS (109)

Mobile No : 97528080

Occupation :

Email Address : ALEXBOK@DBS.COM

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 068809 [Retrieve Address]

Block/House No. : 6

Street Name : **SHENTON WAY**

Unit : # 28 - 01

Building/Estate Name : **DBS BUILDING**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per.Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/09/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496467925.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496467925.00**	**86084215.00**	**0.00**

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/09/2005

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001389709A

Transaction No.	Company Registration No.	Company Name
C050439864	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001389709A

Date/Time : 06/09/2005 10:24

Transaction No : C050439864

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 414.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,760 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,496,467,925 6,760 1,496,474,685	1,496,467,925 6,760 1,496,474,685	Before Exercise Less Exercise After Exercise	44,160,936 (6,760) 44,154,176

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Authorised Signature : ....

Designation : Assistant Secretary Date : September 06, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,760	$10.40	$70,304.00	
6,760	Total value of shares exercised =	$70,304.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6760		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1596120A	THAM YUK HANG	Individual
S2574366J	AW TAI LEE	Individual
S6860876G	ALEX BART BOK	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6860876G [Retrieve Details]

Identification Type : * NRIC

Name : * ALEX BART BOK

Nationality : * DUTCH, NETHERLANDS (109)

Mobile No : 97528080

Occupation :

Email Address : ALEXBOK@DBS.COM

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 068809 [Retrieve Address]

Block/House No. : 6

Street Name : **SHENTON WAY**

Unit : # 28 - 01

Building/Estate Name : **DBS BUILDING**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2574366J [Retrieve Details]

Identification Type : * NRIC

Name : * AW TAI LEE

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 558504 [Retrieve Address]

Block/House No. : 36

Street Name : **CHUAN TERRACE**

Unit : # -

Building/Estate Name : **CHUAN TERRACE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1596120A [Retrieve Details]

Identification Type : * NRIC

Name : * THAM YUK HANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 120340 [Retrieve Address]

Block/House No. : 340

Street Name : **CLEMENTI AVENUE 5**

Unit : # 07 - 232

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1760

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496474685.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496474685.00**	**86084215.00**	**0.00**

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001389735A

Transaction No.	Company Registration No.	Company Name
C050439896	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001389735A

Date/Time : 06/09/2005 10:33

Transaction No : C050439896

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 404.00

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,420 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$500,000,000 S$500,000,000	Before Exercise Add Exercise After Exercise	1,496,474,685 3,420 1,496,478,105	1,496,474,685 3,420 1,496,478,105	Before Exercise Less Exercise After Exercise	44,154,176 (3,420) 44,150,756

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ....

Designation : Assistant Secretary

Date : September 06, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,420	$14.73	$50,376.60	
3,420	Total value of shares exercised =	$50,376.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3420		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G128143(6)	LI CHEE CHUNG	Individual

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G128143(6) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LI CHEE CHUNG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT B, 52/F, TOWER 9, ISLAND RESORT

28 SIM SAI WAN ROAD, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3420

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496478105.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496478105.00**	**86084215.00**	**0.00**

PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001389769A

Transaction No.	Company Registration No.	Company Name
C050439933	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001389769A

Date/Time : 06/09/2005 10:41

Transaction No : C050439933

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 394.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

September 07, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	S$1.00 S$1.00 S$1.00	S$4,000,000,000 S$ 500,000,000 S$ 500,000,000	Before Exercise Add Exercise After Exercise	1,496,478,105 2,000 1,496,480,105	1,496,478,105 2,000 1,496,480,105	Before Exercise Less Exercise After Exercise	44,150,756 (2,000) 44,148,756

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Authorised Signature : ....

Designation : Assistant Secretary

Date : September 07, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$12.27	$24,540.00	
2,000	Total value of shares exercised =	$24,540.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: (dd/mm/yyyy)

Resolution Type : * Director's

Description :
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E615313(9)	CHUNG CHIK KAU MICHAEL	Individual

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E615313(9) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * CHUNG CHIK KAU MICHAEL

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 27/F, BLOCK 4
CITY GARDEN NORTH POINT, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : Company / Foreign Branch [Search]

Registration No. : [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496480105.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496480105.00**	**86084215.00**	**0.00**

7/9

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/09/2005

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001391341A

Transaction No.	Company Registration No.	Company Name
C050441533	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001391341A

Date/Time : 07/09/2005 09:37

Transaction No : C050441533

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 384.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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